APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Stone House Products LLC
Balance Sheet - unaudited
For the period ended 3/1/20

	Current Period	
	1-Mar-20	
ASSETS		
Current Assets:		
Cash	$	200.00
Accounts Receivables		7,000.00
Inventory (Rogue Burns)		9,000.00
Work In Progress (Rogue Burns)		2,000.00
Raw Materials		500.00
Prepaid Expenses		-
Total Current Assets		18,700.00
Fixed Assets:		
Furniture and Equipment		6,000.00
Computer Equipment		200.00
Vehicles		-
Total Fixed Assets		6,200.00
Other Assets:		
Trademarks		500.00
Patents		-
Web Domains		200.00
Security Deposits		-
Other Assets		-
Total Other Assets		700.00
TOTAL ASSETS	**$**	**25,600.00**
LIABILITIES		
Current Liabilities:		
Accounts Payable	$	130.00
Business Credit Cards		-
Sales Tax Payable		-
Payroll Liabilities		300.00
Other Liabilities		-
Current Portion of Long-Term Debt		-
Total Current Liabilities		430.00

Long-Term Liabilities:

Notes Payable	2,600.00
Less: Current portion of Long-term debt	-
Total Long-Term Liabilities	2,600.00

EQUITY

Members Equity	22,570.00
Dividends Paid/Owner's Draw	-
Net Income (Loss)	
Total Equity	22,570.00

TOTAL LIABILITIES & EQUITY	$	**25,600.00**

Balance Sheet Check   -

I, Eric Sheffield, certify that:

1. The financial statements of Stone House Products LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Stone House Products LLC has not been included in this Form as Stone House Products LLC was formed on 02/25/2020 and has not filed a tax return to date.

Signature DocuSigned by: Eric Sheffield C574A64033B642A...

Name: Eric Sheffield

Title: Member